UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
Annual Report

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2022

024-11547
(Commission File Number)

December 31, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Table of Contents

Caution Regarding Forward-Looking Statements
Item 1. Business
Competition
Limited Liability Company Agreement
Management
Investment Strategy
Investment Committee
Leverage
Tax Equity
Factors Likely to Impact the Performance of the Company
Offices and Employees
Our Revenue
Our Operating Costs and Expenses
Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations
Offering Results
Share Price Calculation
Distributions
Operating Results
Our Investments
Liquidity and Capital Resources
Outlook and Recent Trends
Method of Accounting
Item 3. Executives and Key Employees
Executive Team
Experience of Executive Team
Legal Proceedings
Family Relationships
Compensation of our Manager
Promoted Interest
Item 4. Security Ownership of Manager and Certain Securityholders
Item 5. Interest of Management and Others In Certain Transactions
Ownership of Related Entities
Item 6. Other Information
Item 7. Financial Statements
Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Members' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Note 1 - Organization, Operations and Summary of Significant Accounting Policies
Note 2 - Property and Equipment
Note 3 - Related Party Transactions
Note 4 - Operating Lease
Note 5 - Commitments
Note 6 - Members' Equity
Note 7 - Income Taxes
Item 8. Exhibits

Part II

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report on Form 1-K ("Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our offering (the "Offering");

●	ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

●	risks associated with breaches of our data security;

●
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our Projects and our business;

●	changes in economic conditions generally and the renewable energy and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

●	our failure to obtain necessary outside financing;

●	risks associated with derivatives or hedging activity;

●	intense competition in the U.S. renewable energy market that may limit our ability to attract or retain energy offtakers;

●	increased interest rates and operating costs;

●	the risk associated with potential breach or expiration of a ground lease, if any;

●	our failure to successfully operate or maintain the Projects;

●	exposure to liability relating to environmental and health and safety matters;

●	Projects to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our Manager;

●	expected rates of return provided to investors;

●	the ability of our Manager to source, originate and service our loans;

●	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

●
or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

●
changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Item 1: Business

Energea Portfolio 4 USA LLC, which we refer to as the "Company," is a limited liability company organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in the United States (each a "Project"). The Projects will sell power and, in some cases, environmental commodities to offtakers who purchase the electricity or the environmental commodities under long term contract (we collectively refer to offtakers of electricity and environmental commodities as "Customers").

Projects will be owned by special-purpose entities (each, a "SPE"). We currently anticipate that each SPE will also be organized a limited liability company, often in Delaware. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Typically, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (defined below) of the Project. In all cases, the Company will exercise complete management control over the SPE.

Each of our Projects are structured around seven main contracts which the Manager will cause the SPE to enter into:

●
Land Lease: For Projects not located on a customer site, the SPE may lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease." (Note: in the case where a Project rests on land or the rooftop of the Customer, the access rights to the location of the Project are usually included, for no cost, in the Power Purchase Agreement.)

●
Construction Contract: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

●	Power Purchase Agreement: In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement."

●
Purchase and Sale Agreement for Environmental Commodities: In some cases, the SPEs will sell environmental commodities produced by the Projects to Customers pursuant to a contract we refer to as an "Purchase and Sale Agreement for Environmental Commodities."

●	Operations and Maintenance Contract: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

●
Purchase and Sale Agreement: When the Manager identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the Project from a Development Company.

●
Tax Equity Agreements: In the U.S., some solar projects qualify for one or more tax incentives. These incentives reduce tax liabilities to both federal and state government in exchange for making an investment into a solar project. In some cases, the Company may partner with an investment company specialized in tax equity investing to pay for a portion of the Project's cost in exchange for the tax incentives. These tax equity transactions are executed through an Operating Agreement of the SPE and another agreement that establishes the terms and conditions of the tax equity investment. We refer to all contracts associated with a tax equity investment collectively as "Tax Equity Agreements." The Manager owns and operates a tax equity vehicle, called Energea USA LLC, which the Company may use to monetize tax credits. Additionally, the Inflation Reduction Act of 2022 allows for a simple transfer of tax credits owned by a SPE to an investor in exchange for cash, greatly simplifying the process of monetizing tax credits. We expect to sell tax credits under the new policy through Tax Credit Purchase and Sale Agreements, which we also generally refer to here as Tax Equity Agreements.

Although the final terms and conditions of each contract named above may differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

The revenue from our Projects will consist primarily of the payments we receive from Customers under Power Purchase Agreements and the Purchase and Sale Agreements for Environmental Commodities. The Projects will make a profit if their revenues exceed their expenses.

Currently, the Company plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager's experience in the industry suggests that the Projects could be sold for a profit:

●
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 20 years.

●
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-scale transaction or securitization.

●
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as "stabilization." Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

●
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Power Purchase Agreement and the Purchase and Sale Agreement for Environmental Commodities, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale into the merchant energy markets. This creates an unrealized residual value for our Projects, which may be realized upon sale.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the U.S. market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to our Manager, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Limited Liability Company Agreement

The Company is governed by a Limited Liability Company Agreement dated March 12, 2021, which we refer to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit 1A-2B of the Offering Circular. The Class A Investor Shares being offered were created by the Manager under an Authorizing Resolution pursuant to section 3.1 of the LLC Agreement. The Authorizing Resolution is attached as Exhibit 1A-2C of the Offering Circular.

The LLC Agreement establishes Energea Global LLC, a Delaware limited liability company, as the Manager.

Management

The Manager has complete discretion over all aspects of the business conducted by the Company. For example, the Manager may (i) admit new members to the Company; (ii) enter into contracts on behalf of the Company; (iii) borrow money; (iv) acquire and dispose of Projects; (v) determine the timing and amount of distributions to Members; (vi) create new classes of limited liability company interests; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Projects of the Company; and (ix) dissolve the Company.

Investors who purchase Class A Investor Shares will not have any right to vote on any issue other than certain amendments to the LLC Agreement, or to remove the Manager.

The Manager can be removed for "cause" under a procedure set forth in section 5.6 of the LLC Agreement.

The term "cause" includes:

●	An uncured breach of the LLC Agreement by the Manager; or

●	The bankruptcy of the Manager; or

●	Certain misconduct on the part of the Manager, if the individual responsible for the misconduct is not terminated.

A vote to remove the Manager for cause must be approved by Investors owning at least two-thirds of the outstanding Class A Investor Shares. Whether "cause" exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association, rather than in a court proceeding.

These provisions are binding on every person who acquires Class A Investor Shares, including those who acquire Class A Investor Shares from a third party, i.e., not through the Platform.

Investment Strategy

The Company sources most of its Projects from third parties in the U.S. who specialize in developing solar projects, which we refer to as "Development Companies."

The Company's relationship with Development Companies can take several different forms. Sometimes a Development Company will not only identify a potential project, but also permit, engineer and construct it. Sometimes a Development Company will provide operations and maintenance support for a Project after it's built. Sometimes a Development Company will sell a Project and exit entirely. The Manager does not currently have a development company in the U.S.A. and the Company acquires all projects from unrelated entities, but we may stand up a domestic development company if projects from third parties become overpriced, if an exceptional market opportunity presents itself or if we deal flow is slow and requires additional development capacity.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the Project SPE.

The Manager reviews projects submitted by the Development Companies and seeks to identify projects that represent the greatest risk-adjusted returns. We are specifically searching for projects in states with favorable renewable energy policies, projects with credible Customers and projects where the Manager has a high degree of confidence in the successful implementation of the project. When we find a project that meets these fundamental criteria, we consider the project for investment and attempt to negotiate a Purchase and Sale Agreement allowing the Company to take ownership of the project.

We believe we will be able to continue to acquire and develop new Projects in the future, which we anticipate will have the following characteristics:

●
Power Capacity: We intend to focus on Projects of between 0.1 megawatts and 10 megawatts. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

●	Locations: We select locations based primarily on:

o Demand for alternative energy;

o Efficient access for maintenance;

o Interconnection points with the electricity grid;

o Solar irradiance; and

o State-level policies that enable the development of renewable energy projects.

●
Right to Land: Some Projects owned by the Company will be installed on Customer's rooftops, others will be located on remote parcels of real estate. In either scenario, the Company, and more specifically, the SPE, will obtain rights to access the Project ("Access Rights") to construct and maintain the Project. For rooftop Projects, Access Rights are most commonly granted through the Power Purchase Agreement with the Customer. For Projects on remote real estate, the SPE will either purchase or lease the Property to ensure adequate Access Rights are protected.

●
Connecting Projects to the Distribution Grid: All Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid. This permission is granted by the local interconnecting utility company through an Interconnection Agreement and an associated Permission to Operate.

●
Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

●
State-Level Incentives and Environmental Commodities: Many states in the United States have certain incentives to promote the development of renewable energy projects. There are a wide range of incentive types that include renewable energy credits ("RECs"), property and sales tax exemptions, net metering and community solar. The Company will seek to optimize those state-level incentives in order to increase the expected return on investment for Investors which may include transactions with third parties to monetize the renewable energy credits.

●
Tax Incentives: In addition to state-level incentives, the Federal Government of the United States has created multiple tax-related incentives to promote the development of renewable energy projects. The incentives include the Investment Tax Credit ("ITC"), MACRS accelerated depreciation and bonus depreciation. The Company will seek to optimize those federal-level incentives in order to increase the expected return on investment for investors which may include transactions with third parties for the purpose to monetizing certain tax advantages ("Tax Equity").

●	When the Company Invests in Projects: Normally, the Company will not invest in a Project until the applicable contracts named above have been negotiated and executed.

Thus, in most cases Investors are not exposed to many Project-level risks until all these conditions are satisfied. However, the Company might make exceptions and fund earlier-stage expenses for especially promising Projects.

Investment Committee

When we find a Project that meets the fundamental criteria described above, we consider the Project for investment at a multi-disciplinary committee of experienced renewable energy executives of the Manager ("Investment Committee"). To approve a Project for funding, a unanimous approval of the Project by the Investment Committee is required to move forward. The same memo prepared by the Manager for each Project and used by the Investment Committee to make an investment decision is provided to Investors through Form 1-U submittals to the SEC and on the Platform (see links to each Project Memo below in Our Investments).

Leverage

Per the Offering Circular, the Company might borrow money to invest in Projects, depending on the circumstances at the time. It states that if the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis. Neither the Company nor the Projects currently have any loans.

Tax Equity

The Investment Tax Credit ("ITC") has proven to be one of the most important federal policy mechanisms to incentivize clean energy in the U.S. The long-term stability of this federal policy has allowed businesses to continue driving down costs. The ITC is a clear policy success story - one that has resulted in a stronger and cleaner economy.

The ITC is currently a 26% federal tax credit claimed against the tax liability of commercial investors in solar energy property (under Section 48). In the case of the Section 48 credit, the business that installs, develops and/or finances the project claims the credit.

A tax credit is a dollar-for-dollar reduction in the income taxes that a person or company would otherwise pay the federal government. The ITC is based on the amount of investment in solar property. The ITC for commercial-scale projects is equal to 26% of the basis that is invested in eligible solar property. The ITC then steps down according to the following schedule:

●	26% for projects that begin construction in 2021 and 2022

●	22% for projects that begin construction in 2023

●	After 2023, the commercial credit drops to a permanent 10%

Commercial and utility-scale projects which have commenced construction before December 31, 2023 may still qualify for the 26% or 22% ITC if they are placed in service before January 1, 2026. The IRS issued guidance (Notice 2018-59) on June 22, 2018 that explains the requirements that a taxpayer must meet to establish that construction of a qualified solar facility has begun for purposes of claiming the ITC.

In addition, the IRS is working on a broader regulatory project to better define what property qualifies as solar energy property as defined under Section 48. Examples of property under consideration are energy storage, carports, solar canopies and roofing.

The Company only invests in solar Projects, and therefore, will not have tax liabilities sufficient to monetize the tax credits. To convert the tax credits into capital which can be used to construct Projects, the Company partners with investors specialized in monetizing tax equity investments called "Tax Equity Investors". The Company, in effect, "trades" the tax credits (which normally includes accelerated depreciation) with the Tax Equity Investors using a particular structure known as a Tax Equity Partnership Flip. Under this structure, the Company and the Tax Equity Investor partner at the SPE and sign a specific operating agreement that allocates the tax credits to the Tax Equity Investor in exchange for an upfront investment in the project.

The Company has partnered with a Tax Equity Investor that is related to the Manager called Energea USA LLC for tax equity in the West School and Waltham Projects. We may continue to use Energea USA LLC or may use third party tax equity from institutional investors as the portfolio grows and depending on the which option offers the most favorable terms to the Company.

Factors Likely to Impact the Performance of the Company

The ability of the Company to conduct its business successfully depends on several critical factors including, but not limited to:

●
Tax Equity: Since solar projects developed in the U.S. are entitled to a significant tax credit and accelerated depreciation, competitive pressure mandates that every project uses these tax attributes efficiently. Since the Company is only in the solar business, it does not have significant tax liabilities from other activities to effectively monetize the tax credits, thus, it pursues partnerships with companies that do have significant tax liabilities who can use the tax credits in exchange for upfront cash which is used to reduce the amount of cash needed by the Company to develop and construct the Projects. Since most solar developers require tax equity, and only a relatively small number of institutional investors offer the product, there can be fierce competition for tax equity supply. If the Company is unable to secure tax equity from this select group of investors, we may be unable to develop additional Projects.

●
Government Policies: Depending on the political environment, government policies could favor or disfavor solar power. While the Biden Administration has included clean energy in planned omnibus spending policy, which could include a cash refund in lieu of an investment tax credit, no such policy has passed as of the drafting of this Annual Report. Instead, the administration has threatened to levy anti-circumvention duties on Chinese-branded solar panels entering the U.S. from Vietnam, Malaysia, Thailand and Cambodia which is creating challenges for solar development. The U.S. department of Commerce has until August 29, 2022, to make a preliminary decision on the duties. Existing U.S. duties vary depending on the panel manufacturer, but range from 17% to 238%, dramatically effecting the cost of solar electricity and the viability of all solar projects nationwide.

●
Impact of COVID-19: Like most countries, the COVID-19 pandemic has had a significant negative economic impact on the United States, which may impact the solar energy industry. To date, the most significant impacts of COVID-19 on the Projects have been supply chain delays and labor shortages during construction.

Offices and Employees

The Company's offices are located at 62 Clemental Drive, Durham, CT 06422. The Company has no employees. For the year ended December 31, 2022, the Company used employees and services provided by the Manager. The Company's total payroll-related expenses during its most recent fiscal year was $0.00.

Our Revenue

The revenue from our Projects consists primarily of the payments we receive from Customers under Power Purchase Agreements and Purchase and Sale Agreement for Environmental Commodities. The Company also produces revenue by selling Projects and collecting penalty payments from contractors who fail to meet certain terms and conditions set forth in the Construction Contracts ("Liquidated Damages").

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

●	banking fees;

●	legal expenses;

●	payments to the Manager for fees and carried interest;

●	payments to third parties to operate and maintain the Projects;

●	payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

●	debt service and transactional payments (where we borrow money at the Company level);

●	annual financial audit expenses.

●	U.S. taxes.

The Projects also incur a variety of costs and expenses, including:

●	payments to third parties to operate and maintain the Projects;

●	lease payments to landowners;

●	debt service and transactional payments (where we borrow money at the Project level);

●	utilities;

●	Property taxes;

●	banking fees;

●	project insurance.

The Company's total operating expenses for the most recent fiscal year were $50,806.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Offering Results

On July 1, 2021, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated April 9, 2021, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. We refer to the purchasers of Class A Investor Shares as "Investors".

We have offered, are offering, and may continue to offer up to $75 million in our Class A Investor Shares in our Offering in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2022, we had raised total gross offering proceeds of $1,383,082 from settled subscriptions resulting from the sale of 1,344,754 Class A Investor Shares.
We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Company.

Share Price Calculation

The price for a Class A Investor Share in the Company is engineered to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

●	investing in new Projects or selling Projects would change the projected cash flow for the Company;

●	distributions received by earlier investors;

●	changes in baseline assumptions like Project costs, expenses and/or changes in tax rates, electric rates or foreign exchange rates;

●	aging Project Rental Contracts and Operations and Maintenance Contracts (as revenues are harvested each month from the Customers, the remaining cash flow from a contract diminishes).

The share price algorithm is run on the Platform once per day and is based on actual performance data and projection data uploaded from financial models. To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

●	rIRR = Realized IRR of all existing Class A Investor Shares;

●	pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

As of December 31, 2022, the price per Class A Share in the Company was $1.05.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts held back for reserves. In certain cases, if is Project is delayed during the construction phase, we may charge the EPC contractor a penalty for late delivery ("Liquidated Damages"). Liquidated Damages are a reduction in the cost of a Project which protects Investors. We may return capital received from Liquidated Damages back to Investors or invest the capital into future construction costs. This penalty is meant to provide a discount to the cost of a Project equal to the revenue the Project would have received had the Project been constructed according to the schedule in the Construction Contract.

During 2022, the Company charged EPC contractors $121,318.56 of Liquidated Damages for delays related to the Waltham Project.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during 2022:

Distribution Date	Amount	Asset Management Fees*	Promoted Interest*
01/26/22	$3,341.03	$0.00	$0.00
02/24/22	$921.29	$889.71	$7.18
03/29/22	$1,520.21	$0.00	$0.00
04/29/22	$257.37	$0.00	$0.00
05/31/22	$1,522.02	$275	$0.00
06/30/22	$6,713.42	$550	$92.39
07/29/22	$10,186.42	$550	$0.00
08/27/22	$10,215.61	$550	$154.27
09/27/22	$9,030.53	$247.56	$0.00
10/27/22	$7,087.15	$550	$0.00
11/29/22	$7,397.12	$557.67	$0.00
12/28/22	$6,292.48	$1,505.11	$0.00
Total	$64,484.65	$5,675.05	$253.84
*Note: Energea reserves the right to reduce our fees and carry for any reason or to protect the desired cash yield to investors

Operating Results

As of December 31, 2022, the Company invested a total of $1,405,693, including tax equity. During the period of January 1, 2022, to December 31, 2022, the Company has generated $41,623 in revenue.

As of December 31, 2022, the Company has assets totaling $2,030,744 on its balance sheet, including Projects currently owned by the Company of $1,370,559, net of depreciation, current assets of $358,121 and operating lease right-of use assets of $302,064. As of December 31, 2022, the Company has liabilities and members equity totaling $2,030,744, including current liabilities of $112,934, operating lease liability of $298,333 and equity of $1,619,477.

Our Investments

To date, we have acquired four (4) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Total Investment	Form 1-U
West School	$334,600	Link
Waltham	$724,978	Link
Fresno Airport	$100	Link
Redwood Valley	$100	Link
Total	$1,059,778

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of December 31, 2022, the Company had $226,756 of cash on hand which will be used to pay for upcoming projects in 2023 such as Fresno Airport and Redwood Valley. To the extent that capital raised from the Offering is insufficient to construct future Projects, we may borrow additional capital to make up the difference.

Outlook and Recent Trends

Other than the trends and factors that will impact the Company's success discussed in this Annual Report and in the "Risks of Investing," section of the Offering Circular, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources. We caution, however, that any of the items discussed in this Annual Report and in the Risks of Investing," section of the Offering Circular could have a material adverse impact.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 3. Executives and Key Employees

The Company itself has no officers or employees. The individuals listed below are the executive officers and key employees of the Manager of the Company.

Executive Team

Name	Position	Term of Office	Approximate Hours Per Week If Not Full Time
Executive Officers
Mike Silvestrini	Managing Partner	At will	Full Time
Chris Sattler	Managing Partner	At will	Full Time
Gray Reinhard	Managing Partner	At will	Full Time

Key Employees
Antonio Pires	VP Construction	At will	Full Time
Isabella Mendonça	General Counsel	At will	Full Time
Arthur Issa	Financial Analyst	At will	Full Time
Gabriel Werneck	Project Analyst	At will	Full Time

Experience of Executive Team

Mike Silvestrini

Mike co-founded a solar company called Greenskies Renewable Energy LLC ("Greenskies") with a $35,000 family loan in 2008 and sold the company for more than $165 million enterprise value in 2017. As CEO, Mike was directly responsible for closing and managing over $500 million of project finance, building and owning over 400 solar projects ranging from 200kW to 5MW, creating industry-leading operations asset management departments and expanding the company's footprint across 23 states from California to South Carolina. Greenskies was ranked #1 by market share for commercial and industrial solar developers by Greentech Media, with customers including Wal-Mart, Sam's Club, Amazon, Target and several of the largest electric utilities in the United States. It was also named one of the Best Places to Work by the Hartford Courant in 2016.

Mike was named "40 Under 40" by the Hartford Business Journal in 2012, and again by Connecticut Magazine in 2016. In 2017, he was named Entrepreneur of the Year by Junior Achievement. He was a national merit scholar at Boston University and was a Peace Corps volunteer in Mali, West Africa. He also serves on the Board of Directors of Big Life Foundation, a wildlife conservation and security group based in Kenya.

Mike lives in Connecticut with his wife and three children.

Chris Sattler

Chris is an experienced energy executive with a track record of startup success. He has founded over 10 companies with the majority in the retail energy industry. Previous positions include Vice President at Clean Energy Collective, President of Plant.Smart Energy Solutions, and Co-Founder and COO at North American Power.

As COO of North American Power, Chris led the company into 35+ utility markets throughout the United States, with over 1,000,000 residential and small commercial customers. In 2017, the company was sold to Calpine, the largest independent power producer in North America. At the time of sale, North American Power had annual gross sales in excess of $850 million.

Chris studied at the University of Connecticut, School of Business, and received a Bachelor's degree in Real Estate and Urban Economics. He is also a Harvard Business School Alumni through the Program for Leadership Development. He lives in Rio De Janeiro.

Antonio Pires

Antonio Pires is a senior executive with more than 30 years of experience in Brazil's Energy sector. During this period, he directly managed the implantation of more than 2GW of power projects, ranging from thermoelectric, cogeneration and hydropower throughout Brazil.

In addition to his experience implementing large energy projects, he participated in the startup of Igarapava hydroelectric Consortium, being the first consortium of power generation in the country, and of which he was a member of the administrative council. He was also involved in the privatization process of Companhia Vale do Rio Doce, Companhia Estadual de Gas do Rio de Janeiro.

Throughout his professional life Antonio has worked with large national and multinational companies including CSN, El Paso Brasil, Thyssen Krop CSA and SNC Lavalin. In the case of El Paso and CSA, he was involved from the start of operations.

He has a degree in mechanical engineering with a master's degree in Energy Planning, and an MBA in Business Management and Project Management, as well as an LLM in Business Law.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Gray studied at Princeton University and currently splits his time between Greenpoint, Brooklyn and his cabin in the Catskills.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy Group, working in regulatory, contractual and corporate matters related to renewable energy project development.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago. She lives in Lisbon Portugal.

Arthur Issa

Arthur Issa, over the course of his career in Energea, has participated in the successful closing process of more than 100 MW worth of project installed capacity and their financial management, totaling an AUM of more than $100mm. Arthur is responsible for keeping track of all matters related to Corporate and Project Finance in Energea, through detailed financial modelling, reporting and cash flow management, maximizing efficiency in the company's decision-making process with reliable analytics Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil,.

Gabriel Werneck

Gabriel is an Engineer specialized in greenfield development of energy projects. Over the course of his professional career, Gabriel has participated in the development of solar, wind and gas-fired thermal power plant projects across Brazil, surpassing 3 GW of Installed Capacity. In Energea, he is responsible for analyzing the projects in the company's pipeline in different markets and ensuring that they meet Energea's highest standards for investment. Gabriel studied Mechanical Engineering in the Universidade Federal do Rio de Janeiro (UFRJ) of which 1 year he attended at the Institut National des Sciences Appliquées de Lyon (INSA Lyon, France).

Legal Proceedings

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Family Relationships

There are no family relationships among the Executive Officers and significant employees of the Company.

Compensation of our Manager

The Company itself does not have any employees or payroll. For example, Mike Silvestrini, a Managing Partner of the Manager, does not receive any salary, bonuses, or other compensation directly from the Company. Instead, all of his compensation is paid from the fees paid to the Manager and from the Promoted Interest. The same is true for all of the other executive officers and employees.

The Manager is compensated for the services they provide (including selecting and underwriting Projects for investment, managing the construction of Projects, selling Projects, operating and maintain Projects and all the expenses required to perform those services) in the following ways:

●
Asset Management Fees: The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in Projects that have begun to generate distributions.

●
Promoted Interest: After Investors receive monthly cash distributions that result in a 5% Preferred Return, the Manager earns 20% of all distributions above that distribution threshold without a catch up. (See Promoted Interest below)

●
Development Fees: The Manager does not currently, but might, in the future, originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5% of the Project's cost.

●	Distributions as Investors: We may invest alongside Investors and receive the same distributions as Investors for our Class A Investor Shares in the Company.

●
Tax Equity: Since the Projects the Company has invested in are relatively small, it may be difficult to partner with institutional Tax Equity Investors until it grows larger. Thus, in the ramping up phase of the portfolio, a company related to the Manager has made tax equity investments into the West School and Waltham Projects at terms equal to or more favorable to the Company than other options.

As of December 31, 2022, the Manager has charged the Company $5,675.05 in asset management fees, $253.84 in Promoted Interest and $0.00 in development fees for projects originated and developed by the Manager.

Promoted Interest

Distributions of ordinary operating cash flow will be made as follows:

●
The Manager calculates the projected monthly operating cash flows from the Projects based on the contracts in place and other assumptions defined in the Project Model for each Project ("Projected Cash Flow").

●	The Projected Cash Flow is used to calculate a targeted internal rate of return ("IRR") for investments in the Company.

●	A portion of the Projected Cash Flow will be paid to Investors before the manager receives its Promoted Interest ("Preferred Return").

●	To calculate the Preferred Return payment for each month, the Projected Cash Flow is multiplied by a percentage, such that the projected IRR of the Company is 5% (the "Adjusted Operating Cash Flow").

●	Each month, the Adjusted Operating Cash Flow for that month is distributed to Investors.

●	If the actual operating cash flow for any month exceeds the Adjusted Operating Cash Flow, we distribute the excess 80% to investors and 20% to the Manager.

●
If the actual operating cash flow for any month is less than the Adjusted Operating Cash Flow, the Investors receive all the cash flow for that month and the shortfall is carried forward so that Investors achieve their 5% Preferred Return prior to any Promoted Interest being paid.

When Fees are Paid

The stages of the Company's organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company	Compensation
Organization of Company	Reimbursement of Expenses
Acquisition of a Project	Asset Management Fee Developer Fee (if applicable)
Operation of a Project	Asset Management Fee Promoted Interest
Sale of a Project	Asset Management Fee Promoted Interest

Item 4. Security Ownership of Manager and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our Common Shares as of December 31, 2022 for each person or group that holds more than 10.0% of our Common Shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

All Common Shares are owned by Energea Global LLC, the Manager, not by individuals. The individuals named below, as well as other employees of the Manager may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Michael Silvestrini	None	NA
Christopher Sattler	None	NA
Gray Reinhard	None	NA
All directors and executive officers of our Manager as a group (3 persons)	-	-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 62 Clemental Drive, Durham, CT 06422.

Item 5. Interest of Management and Others In Certain Transactions

Ownership of Related Entities

Energea Global, the Manager of the Company, is majority owned by Co-Founders Mike Silvestrini and Chris Sattler.

Energea Brasil Operações Ltda ("Energea Brazil"), is an affiliated Development Company owned by Energea Global. The Company sources many of its Projects through partnerships with third parties in Brazil who are focused on developing solar projects, including an affiliate of the Manager in Brazil, Energea Brazil. Energea Brazil is compensated for its work and its risk. This may include a developer fee (subject to a 5% cap on the overall Project Cost) or a continued economic interest in the Project SPE.

Energea Geração Distribuida de Energia do Brasil SA is an affiliated entity which manages the Subscriptions, allocation of energy credits to Customers and the collection of rent payments from Customers. It is owned by Energea Global.

The Common Shares of Energea Portfolio 1 LLC, a Delaware limited liability company ("Portfolio 1") are owned by Energea Global, and Portfolio 1 is managed by Energea Global.

The Common Shares of Energea Portfolio 2 LLC, a Delaware limited liability company ("Portfolio 1") are owned by Energea Global, and Portfolio 1 is managed by Energea Global.

The Common Shares of Energea Portfolio 3 Africa LLC, a Delaware limited liability company ("Portfolio 1") are owned by Energea Global, and Portfolio 1 is managed by Energea Global.

The Common Shares of Energea Project 1 LLC, a Delaware limited liability company ("Portfolio 1") are owned by Energea Global, and Portfolio 1 is managed by Energea Global.

During the reporting period, Portfolio 1 was an affiliate of the Company and is also engaged in investing in solar projects in Brazil but with a focus on commercial and industrial projects. Portfolio 1 was wound down on December 31, 2021.

Energea do Brasil Participações S.A. is an affiliated company which owns a portfolio of solar projects in Brazil. It is owned and managed by Energea Global.

Victory Hill Holdings Brasil S.A. is an affiliated company which owns a portfolio of solar projects in Brazil. It is owned jointly by Energea Global and a London-listed trust called VH GSEO UK Holdings Limited.

Energea USA LLC is an affiliated company which serves as a tax equity investment vehicle for solar projects in the U.S. market.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors' Report

To the Members of
Energea Portfolio 4 USA LLC

Opinion
We have audited the accompanying consolidated financial statements of Energea Portfolio 4 USA LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes members' equity, and cash flows for the year ended December 31, 2022 and the period March 11, 2021 (date of inception) to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energea Portfolio 4 USA LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and the period March 11, 2021 (date of inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle
As described in Note 1 to the financial statements, the Company changed its method of accounting for leases in 2022 as required by the provisions of FASB Accounting Standards Update Number 2016-02. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•       Exercise professional judgment and maintain professional skepticism throughout the audit.
•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•       Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•       Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
Hartford, Connecticut
May 1, 2023

Consolidated Balance Sheets

For the year ended December 31, 2022, and the period March 11, 2021 (date of inception) to December 31, 2021

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$ 226,756	$ 71,429
Due from related entity	108,344	-
Other current assets	23,021	250
Total current assets	358,121	71,679

Property and equipment, net
Construction in progress	-	659,277
Property and equipment	1,405,693	494,821
Total property and equipment	1,405,693	1,154,098
Less accumulated depreciation	(35,134)	(10,417)
Total property and equipment, net	1,370,559	1,143,681

Operating lease right-of-use asset	302,064	-

Total assets	$ 2,030,744	$ 1,215,360

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 41,012	$ 20,959
Operating lease liability, current portion	3,731	-
Due to related entities	68,191	65,307
Total current liabilities	112,934	86,266

Operating lease liability, long-term portion	298,333	-

Total liabilities	411,267	86,266

Members' equity	1,619,477	1,129,094

Total liabilities and members' equity	$ 2,030,744	$ 1,215,360

Consolidated Statements of Operations

For the year ended December 31, 2022, and the period March 11, 2021 (date of inception) to December 31, 2021

	2022	2021

Revenue	$ 41,623	$ 3,686

Portfolio operating expenses:
Professional fees	14,635	6,367
Insurance	15,712	11,485
Other general and administrative expenses	20,459	21,725
Total portfolio operating expenses	50,806	39,577

Projects operating expenses:
Depreciation	24,717	10,417
Other operating expenses	2,650	20
Total project operating expenses	27,367	10,437

Net loss	$ (36,550)	$ (46,328)

Consolidated Statements of Changes in Members' Equity

For the year ended December 31, 2022, and the period March 11, 2021 (date of inception) to December 31, 2021

	Common Shares		Investor Shares		Managing Member Equity	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, March 11, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -

Issuance of investor shares, net of issuance costs of $37,250		-	1,027,383	1,012,317	-	1,012,317
Issuance of common shares	1,000,000	-	-	-	-
Interest in subsidiaries	-	-	-	-	170,000	170,000
Non-dividend distributions	-	-	-	(5,606)	(1,289)	(6,895)
Net loss	-	-	-	-	(46,328)	(46,328)

Members' equity, December 31, 2021	1,000,000	-	1,027,383	1,006,711	122,383	1,129,094

Issuance of investor shares	-	-	317,371	333,515	-	333,515
Interest in subsidiaries	-	-	-	-	265,152	265,152
Non-dividend distributions	-	-	-	(64,484)	(7,250)	(71,734)
Net loss	-	-	-	-	(36,550)	(36,550)

Members' equity, December 31, 2022	1,000,000	$ -	1,344,754	$ 1,275,742	$ 343,735	$ 1,619,477

Consolidated Statements of Cash Flows

For the year ended December 31, 2022, and the period March 11, 2021 (date of inception) to December 31, 2021

	2022	2021

Cash flows from operating activities:
Net loss	$ (36,550)	$ (46,328)
Depreciation	24,717	10,417
Changes in assets and liabilities:
Other current assets	(22,771)	(250)
Due from related entities	(108,344)	-
Accounts payable and accrued expenses	20,053	20,959
Due to related entities	2,884	65,307
Total cash flows from operating activities	(120,011)	50,105

Cash flows from investing activities:
Purchases of property and equipment	(251,595)	(1,154,098)
Total cash flows from investing activities

Cash flows from financing activities:
Proceeds from issuance of investor shares	333,515	1,049,567
Interests in subsidiary	265,152	170,000
Non-dividend distribution	(71,734)	(6,895)
Investor shares issuance costs	-	(37,250)
Total cash flows from financing activities	526,933	1,175,422

Increase in cash	155,327	71,429

Cash at the beginning of the period	71,429	-

Cash at the end of the period	$ 226,756	$ 71,429

Supplemental disclosure of non-cash activities:
Adoption of ASC No. 2016-02:
Operating lease right-of-use asset	$ 302,604	$ -
Operating lease liability	$ 302,604	$ -

Notes to Consolidated Financial Statements

The accompanying notes are an integral part of the consolidated financial statements.

For the year ended December 31, 2022, and the period March 11, 2021 (date of inception) to December 31, 2021

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 4 USA LLC (the "Company") is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects in the United States. The Company is managed by Energea Global LLC (the "Managing Member"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results. The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests, tax equity and project debt. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2022 and 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. The Company is offering to sell equity interests designated as Investor Shares to the public for up to $75,000,000. The Company invested in its first two projects during 2021, of which one was completed in 2021 and the other in 2022. During 2022, the Company acquired the assets of MCP Solar Assets Partners, II, LLC for $1 and formed two new entities, Energea Fresno, LLC and Energea Redwood, LLC. The assets were deemed to have no value. The assets were purchased for the construction of new renewable energy facilities. Through December 31, 2022, the Company has raised $1,345,832, net of $37,250 issuance costs, from the offering.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially-owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include Phytoplankton Ponus Ridge Solar LLC and Phytoplankton 360 Waltham Solar LLC. The 2022 consolidated financial statements include two new entities, Energea Fresno, LLC and Energea Redwood, LLC. The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies and all intercompany transactions, balances, income and expenses are eliminated on consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

Basis of consolidation - continued

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has either created or made investments in the following consolidated entities; Phytoplankton Ponus Ridge Solar LLC, Phytoplankton 360 Waltham Solar LLC, Energea Fresno, LLC and Energea Redwood, LLC. The $265,152 interest in subsidiary on the 2022 statement of changes in members' equity represents a contribution to Phytoplankton 360 Waltham Solar LLC by another member of Phytoplankton 360 Waltham Solar LLC who is a subsidiary of the Managing Member. The $170,000 interest in subsidiary on the 2021 statement of changes in members' equity represents a contribution to Phytoplankton Ponus Ridge Solar LLC by another member of Phytoplankton Ponus Ridge Solar LLC who is a subsidiary of the Managing Member.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents maturing with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 20 years. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to its carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The promised goods or services is the delivery of energy commodities and the electricity produced by the projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2033 through 2043, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the projects in power purchase agreements. As of December 31, 2022 and 2021, the Company expects to record $8,018,851 of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, deferred taxes of approximately 24,193 and $10,870, respectively, have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the consolidated financial statements for the year ended December 31, 2022, and the period of March 11, 2021 (date of inception) to December 31, 2022 and 2021.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

Adoption - ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption required either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022, and as a result, the Company recorded a lease right-of-use asset and lease liability of $302,064 through a cumulative effect adjustment as of that date. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

The Company monitored and evaluated subsequent events for the period ended December 31, 2022, through May 1, 2023, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that required disclosure.

Note 2 - Property and Equipment

The Company was in the process of developing and constructing a renewable energy facility. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, legal, permits, fees and other costs. The balance of construction in progress at December 31, 2021 was $659,277. The facility was completed in December 2022 and incurred an additional $251,595 of costs. The Company is depreciating the facility using the straight-line method over a period of 30 years. Depreciation expense for the year ended December 31, 2022 was $84.

During September 2021, the Company completed construction on a renewable energy facility at a cost of $494,821 and is depreciating the facility using the straight-line method over a period of 20 years. Depreciation expense for the year ended December 31, 2022 and the period March 11, 2021 through December 31, 2021 was $24,633 and $10,417, respectively.

Commencing in January 2023, the Company will begin construction on another renewable energy facility with estimated cost of $2,014,790.

Note 3 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. At December 31, 2022, the Company has an equity contribution receivable of $108,344 from the Managing Member, which is included in due from related entity on the accompanying 2022 consolidated balance sheet. At December 31, 2022, the Company had $68,191 payable to the Managing Member for developer fees and reimbursements of startup costs. At December 31, 2021, the Company had $65,207 payable to the Managing Member for reimbursements of startup costs and $100 payable to a company with common ownership. These payables are included in due to related entities on the accompanying consolidated balance sheets.

Note 4 - Operating Lease

The Company entered into a lease agreement for a roof area upon which a renewable energy facility is being constructed. Commencing upon the completion of the construction of the facility, which occurred in December 2022, annual rental payments of $43,000 will be due. The first payment is due January 2023. The lease expires 20 years after the date of commencement. Termination of the lease is generally prohibited unless there is a violation under the lease agreement. The operating lease cost was $-0- for the year ended December 31, 2022. The discount rate used is 13.00%.

Future minimum lease payments as December 31, 2022 are as follows:

2023	$ 43,000
2024	43,000
2025	43,000
2026	43,000
2027	43,000
Thereafter	645,000
Total future undiscounted lease payments	860,000
Less Interest	(557,936)
Lease liability	$ 302,064

Note 5 - Commitments

During September 2021, the Company entered into a Solar Facility Engineering, Procurement, and Construction Agreement with a contractor for the design, construction, and installation of photovoltaic facilities. The total contract price is $799,431 to be paid incrementally upon the completion of certain milestones per the agreement. During the year ended December 31, 2022 and the period March 11, 2021 (date of inception) to December 31, 2021, $226,772 and $572,659, respectively, of the contract was due and paid. As of December 31, 2022 and 2021, $-0- and $226,772, respectively, of the contract remained to be completed.

Note 6 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of December 31, 2022 and 2021, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of December 31, 2022 and 2021, 1,344,754 and 1,027,383, respectively, are issued and outstanding. The shares represent membership interests in the Company.

Note 7 - Income Taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2022 and 2021:

	2022	2021
Federal:
Current	$ -	$ -
Deferred	(10,520)	(8,009)
	(10,520)	(8,009)
State:
Current	-	-
Deferred	(2,803)	(2,861)
	(2,803)	(2,861)
Income tax expense(benefit)	(13,323)	(10,870)
Change in valuation allowance	13,323	10,870
Net Income tax expense (benefit)	$ -	$ -

A reconciliation of the US Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the years ended December 31, 2022 and 2021:

	2022	2021
Statutory rate applied to pre-tax income - Federal	21.0%	21.0%
Statutory rate applied to pre-tax income - State	5.9%	7.5%
Other - Federal Investment Tax Credit ("ITC")	9.6%	0.0%
Valuation allowance	-36.5%	-28.5%
Effective tax rate	-	-

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards, federal ITC and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation). At December 31, 2022 and 2021, the Company had federal NOL carryforwards totaling $81,857 and $38,140, respectively. At December 31, 2022 and 2021, the Company had state NOL carryforwards totaling $75,167 and $38,140, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation. At December 31,2022 and 2021, the Company had federal ITC of $4,217 and $0, respectively.

At December 31, 2022 and 2021, the Company had net deferred tax assets totaling $24,193 and $10,870, respectively, with an equal corresponding valuation allowance. The Company reduces the carrying amounts of deferred tax assets if, based on the evidence available, it is more-likely-than-not that such assets will not be realized.

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the years ended December 31, 2022 and 2021, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (also known as the "CARES Act"), a stimulus package intended to help mitigate the economic devastation caused by the coronavirus. The CARES Act includes changes to the tax treatment of business NOLs for corporations.

The 2017 Tax Cuts and Jobs Act tax reform legislation previously limited NOLs to 80% of taxable income in any one tax period. The CARES Act temporarily removes the 80% limit for taxable years beginning before 2021 to allow an NOL carryforward to fully offset a corporation's income. The Company is able to carryforward its federal NOLs indefinitely.

Item 8. Exhibits

Offering Circular **
Certificate of Formation **
Authorizing Resolution **
Operating Agreement **
Operating Agreement - First Amendment **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Form Solar Power Purchase Agreement **
Form Solar Photovoltaic (PV) System Construction Agreement **
Form Operations and Maintenance Agreement **
Form Development and Construction Management Agreement **
Form Membership Interest and Purchase Agreement **
West School Project **
Waltham Project **
Change in Tax ID **
Change in Accountant **
Fresno Airport**
Redwood Valley**

*Filed Herewith
**Filed Previously